Exhibit 4.22

Summary of Share Purchase Agreement in Hebrew

Date:	November 19, 2002
Parties:	Israel Land Development Insurance Holdings Ltd. ("ILD")
Robomatix Technologies Ltd. ("Robomatix")

The Transaction: Robomatix acquired from ILD, approximately 5.33% of the issued and outstanding share capital (on a fully diluted basis) of its subsidiary, ICIC — Israeli Credit Insurance Company Ltd.

Consideration: NIS 4,000,000 (the “Consideration”)

Representations and Warranties: ILD and Robomatix made standard representations and warranties made in agreements of the same nature.

Options:

  Robomatix received a put option to sell all the purchased shares to ILD for the Consideration (linked to the Israeli Consumer Price Index for October 2003) and to purchase with such sum, from ILD or, if ILD should see fit, from an ILD controlling shareholder, ordinary shares of ILD. For each of the ILD shares, Robomatix will pay NIS 11 (linked to the Israeli Consumer Price Index for October 2003) plus interest, accrued from the date of the agreement until the exercise of this option. This option is exercisable through August 31, 2004.

  ILD received a call option to purchase Robomatix’s shares in the Israeli Credit Insurance Company Ltd. for NIS 4,000,000 plus 150% of the agreed upon interest rate accrued from the date of the agreement to the exercise of this option. This call option is exercisable at any time, provided that on the date of the exercise of the call option, Robomatix holds shares of the Israeli Credit Insurance Company Ltd. In the event that ILD sells shares of Israeli Credit Insurance Company Ltd. to a third party at a price per share higher than the exercise price, within 4 months of exercising the call option, it shall pay Robomatix the difference between the higher price and the exercise price with regard to the shares included in the call option.

Termination of Options:

The options are mutually exclusive. In the event that notice is sent by one of the parties regarding its intention to exercise any of these options, the other option shall automatically terminate as of the date of such notice.